Exhibit 99.1

LSV Asset Management

Financial Statements

December 31, 2005

Index

Page(s)
Report of Independent Auditors	1

Financial Statements

Balance Sheets, December 31, 2005 and 2004	2

Statements of Operations for the Years Ended December 31, 2005, 2004 (Unaudited) and 2003 (Unaudited)	3

Statements of Changes in Partners’ Capital for the Years Ended December 31, 2005, 2004 (Unaudited) and 2003 (Unaudited)	4

Statements of Cash Flows for the Years Ended December 31, 2005, 2004 (Unaudited) and 2003 (Unaudited)	5

Notes to Financial Statements	6–10

Report of Independent Auditors

To the Management Committee of LSV Asset Management

In our opinion, the accompanying balance sheets, statements of operations, statements of changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of LSV Asset Management (the “Partnership”) at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 16, 2006

LSV Asset Management

Balance Sheets

December 31, 2005 and 2004

(in thousands of dollars)

	2005	2004
Assets
Current assets
Cash and cash equivalents	$45,698	$29,962
Advisory fee receivables, net of allowance for doubtful accounts of $120 and $240 (Note 2)	64,580	39,616
Interest receivable	110	77
Prepaid expenses and other current assets	135	201

Total current assets	110,523	69,856

Fixed assets, net of accumulated depreciation of $645 and $429 (Note 2)	486	675
Other assets	18	18

Total assets	$111,027	$70,549

Liabilities and Partners’ Capital
Accrued liabilities (Note 2)	$7,613	$4,395
Due to SEI Funds, Inc. (Note 5)	1,342	1,515

Total current liabilities	8,955	5,910

Commitments and contingencies (Note 3)
Partners’ capital	102,072	64,639

Total liabilities and partners’ capital	$111,027	$70,549

The accompanying notes are an integral part of these financial statements.

LSV Asset Management

Statements of Operations

Years Ended December 31, 2005, 2004 and 2003

(in thousands of dollars)

	2005	2004 Unaudited	2003 Unaudited
Revenue
Management fees	$198,151	$119,375	$60,441
Other income	565	214	40

	198,716	119,589	60,481
Expenses
Salaries and benefits	17,111	11,294	7,381
Data and processing	1,908	1,368	754
Consulting	466	1,083	1,615
Office occupancy and equipment expenses	512	443	332
Travel	778	607	413
Professional fees	354	364	272
Custody fees	322	27	—
Promotion	164	200	124
Depreciation	216	124	104
Other	1,128	594	426

Net income	$175,757	$103,485	$49,060

The accompanying notes are an integral part of these financial statements.

LSV Asset Management

Statements of Changes in Partners’ Capital

Years Ended December 31, 2005, 2004 and 2003

(in thousands of dollars)

Partnerhip Capital
Balance, December 31, 2002 (Unaudited)	$16,090

Net income*	49,060
Partnership distributions*	(33,375)
Receivable from partners*	(2,134)
Payments received from partners*	1,880

Balance, December 31, 2003 (Unaudited)	31,521
Net income*	103,485
Partnership distributions*	(67,409)
Receivable from partners*	(3,800)
Payments received from partners*	842

Balance, December 31, 2004	64,639
Net income	175,757
Partnership distributions	(140,914)
Receivable from partners	—
Payments received from partners	2,590

Balance, December 31, 2005	$102,072

*	Unaudited

The accompanying notes are an integral part of these financial statements.

LSV Asset Management

Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

(in thousands of dollars)

	2005	2004 Unaudited	2003 Unaudited
Cash flows from operating activities
Net income	$175,757	$103,485	$49,060
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	216	124	104
Provision for losses on receivables	(120)	240	—
Change in assets and liabilities
Decrease (increase)
Advisory fees and receivables	(24,844)	(20,156)	(10,790)
Interest receivable	(33)	(68)	—
Prepaid expenses and other current assets	66	25	(226)
Other assets	—	(11)	—
Increase (decrease)
Accrued liabilities	3,218	1,964	49

Net cash provided by operating activities	154,260	85,603	38,197
Cash flows used in investing activities
Purchases of fixed assets	(27)	(443)	(188)

Net cash used in investing activities	(27)	(443)	(188)
Cash flows from financing activities
Due to SEI Funds, Inc. (net)	(173)	910	1,095
Partnership distributions	(140,914)	(67,409)	(33,375)
Change in receivable from partners	2,590	(2,958)	(254)

Net cash used in financing activities	(138,497)	(69,457)	(32,534)

Net increase in cash and cash equivalents	15,736	15,703	5,475
Cash and cash equivalents
Beginning of year	29,962	14,259	8,784

End of year	$45,698	$29,962	$14,259

The accompanying notes are an integral part of these financial statements.

LSV Asset Management

Notes to Financial Statements

(in thousands of dollars)

1. Background

LSV Asset Management (LSV or the Partnership) is a registered investment advisor that was formed in 1994 as a Delaware general partnership. SEI Funds, Inc. (a wholly-owned subsidiary of SEI Investments Company (SEI)) owns approximately 43 percent of the Partnership and the remaining portion (approximately 57 percent) is owned by LSV employees. LSV provides investment advisory services to institutions, including pension plans and investment companies. The purpose of the Partnership is to further develop and implement the Quantitative Value Analysis Method and Software and to market the Partnership’s investment advisory services using these tools.

On June 30, 2003, Shleifer Corp.’s Partnership was transferred to a group of partners and employees.

On April 1, 2004, the General Partnership was amended to include McGuiness EHC LLC and Newman EHC LLC as partners. The partnership interest of each existing partner was diluted on a pro rata basis.

On July 1, 2004, certain partners exercised their right to acquire additional interest from SEI Funds, Inc. Certain partners paid SEI directly for the additional interest whereas certain partners elected to finance their purchase through LSV. Receivable from partners on the accompanying Statements of Changes in Partners’ Capital represent amounts owed from certain partners that elected to finance the July 1, 2004 purchase of the additional interest through the Partnership. Interest receivable on the accompanying Balance Sheets includes a receivable totaling $7 and $32 at December 31, 2005 and 2004, respectively, from certain partners that elected to finance the July 1, 2004 purchase of the additional interest through the Partnership.

The business and affairs of LSV are managed under the direction of the management committee. The management committee consists of certain partners of the Partnership. The voting interest by each partner on the management committee differs from their partnership ownership percentage.

On January 1, 2006, the General Partnership Agreement was amended to include Mansharamani EHC LLC and Bruch EHC LLC. The partnership interest of each existing partner was diluted on a pro rata basis. On January 24, 2006 La Croix LLC and Vishny LLC sold a portion of their partnership interests to the LSV Employee Group, LLC. (Note 6).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

LSV considers investment instruments purchased with an original maturity of three months or less to be Cash and cash equivalents. Cash and cash equivalents on the accompanying Balance Sheets include $44,809 and $29,000 at December 31, 2005 and 2004, respectively, invested in SEI Daily Income Trust, an open-ended registered investment company sponsored by SEI Investments Management Corporation (SIMC), a wholly-owned subsidiary of SEI.

LSV Asset Management

Notes to Financial Statements

(in thousands of dollars)

Allowance for Doubtful Accounts

LSV provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. LSV’s estimate is based on historical collection experience and a review of the current status of accounts receivable.

Revenue Recognition and Related Receivables

Advisory fee receivables on the accompanying Balance Sheets represent cash receivables earned and billed, as well as earned but unbilled. Unbilled receivables result from timing differences between services provided and contractual billing schedules. Advisory fee receivables on the accompanying Balance Sheets consist of the following:

	2005	2004
Trade receivables	$12,274	$3,104
Unbilled receivables	52,426	36,752

	64,700	39,856
Less: Allowance for doubtful accounts	(120)	(240)

Total trade accounts receivable	$64,580	$39,616

Revenues from investment advisory services are recognized in the period in which services are performed and are calculated based on the month end net assets of portfolios under management.

Allocations of Net Income or Net Loss

In accordance with the Partnership Agreement, all partnership net profits or losses are allocated among the partners in accordance with their respective ownership interests. Such allocations are included in the “Partnership Capital” balance on the accompanying Statements of Changes in Partners’ Capital.

Partnership Distributions

In accordance with the Partnership Agreement, partners’ distributions are based upon the net quarterly cash flows of the partnership and are generally paid in the following quarter. Such distributions represent reductions of partners’ capital and are included in the Statements of Changes in Partners’ Capital. Included in Partnership distributions are taxes paid on a certain partner’s behalf.

Guarantees and Indemnifications

In the ordinary course of business, the Partnership from time to time enters into contracts containing indemnification obligations of the Partnership. These obligations may require the Partnership to make payments to another party upon the occurrence of certain events including the failure by the partnership to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Partnership. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the accompanying Balance Sheets related to these indemnifications.

LSV Asset Management

Notes to Financial Statements

(in thousands of dollars)

Fixed Assets

Fixed assets consist of the following at December 31:

	2005	2004	Estimated Useful Lives
Equipment	$273	$198	3 to 5
Leasehold improvements	603	669	Lease Term
Furniture and fixtures	255	237	5

	1,131	1,104
Less: Accumulated depreciation	(645)	(429)

	$486	$675

Fixed assets are recorded at historical cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed using the straight line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Accrued Liabilities

Accrued liabilities on the accompanying Balance Sheets consist of the following:

	2005	2004
Accrued compensation	$6,648	$4,085
Accrued data and processing	423	160
Accrued other	542	150

Total	$7,613	$4,395

Management’s Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially expose the Partnership to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are principally invested in short-term money market funds or placed with major banks and high credit qualified financial institutions. Cash deposits are maintained with institutions in excess of federally insured limits.

Concentrations of credit risk with respect to our receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10 percent of total accounts receivable.

LSV Asset Management

Notes to Financial Statements

(in thousands of dollars)

Fair Value of Financial Instruments

The Partnership’s financial instruments consist primarily of cash and cash equivalents. The book value of cash and cash equivalents, trade receivables and trade payables is considered to be representative of their fair value because of their short maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2005 and 2004.

3. Commitments and Contingencies

The Partnership has entered into various operating leases for facilities. Some of these leases contain escalation clauses. The aggregate noncancellable minimum commitments at December 31, 2005 are as follows:

2006	$222
2007	55

$277

Rent expense was $415, $355 and $239 in 2005, 2004 (unaudited) and 2003 (unaudited), respectively.

4. Income Taxes

No federal or state income taxes are provided for by LSV as each partner is liable for income taxes on their respective share of LSV’s taxable income, if any.

LSV’s tax return is subject to examination by federal and state taxing authorities. If such examinations result in changes to LSV’s taxable income, the tax liability of each partner would change accordingly.

5. Related Party Transactions

Under LSV’s Partnership Agreement, SEI Funds, Inc. is responsible for performing various services to support LSV’s advisory business. In connection with such services, SEI Funds, Inc. allocates certain of its costs including employee benefits and other general and administrative expenses to LSV. The amount payable to SEI Funds, Inc. is included in the Due to SEI Funds, Inc. balance on the accompanying Balance Sheets. The balance due to SEI Funds, Inc. is paid on a monthly basis and is noninterest bearing. Expenses of $820, $629 and $483 were allocated from SEI Funds, Inc. to LSV during the year ended December 31, 2005, 2004 (unaudited) and 2003 (unaudited), respectively, related to this agreement. Included in the Due to SEI Funds Inc. balance is the allocated expenses and other costs paid on LSV’s behalf. The Due to SEI Funds Inc. amounted to $1,342 and $1,515 at December 31, 2005 and 2004, respectively.

LSV is party to a number of portfolio investment advisory agreements with SIMC, SEI Global Asset Management Ltd., and SEI Investments Canada Company (all wholly-owned subsidiaries of SEI). Under these agreements, LSV receives an annual fee based on the assets under LSV’s management in various SEI-sponsored funds. Total fees earned under these agreements were $8,833, $6,513 and $4,750 in 2005, 2004 (unaudited) and 2003 (unaudited), respectively. The Advisory fee receivables balance on the accompanying Balance Sheets included $974 and $592 of such fees at December 31, 2005 and 2004, respectively.

LSV Asset Management

Notes to Financial Statements

(in thousands of dollars)

Following completion of eligibility requirements, LSV employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits. The employer contribution expense is included in Salaries and benefits on the accompanying Statements of Operations.

Following completion of eligibility requirements, LSV employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined.

6. Subsequent Event

On January 24, 2006, certain Partners sold an aggregate eight percent interest in LSV to LSV Employee Group LLC (the Borrower), which is owned by certain current employees of LSV. In order to finance a portion of the purchase price for such interests, the Borrower obtained financing from LaSalle Bank National Association (the Agent) and certain other lenders in the form of a term loan pursuant to the terms of a credit agreement. The principal amount of the term loan is $82,800 and is to be paid in quarterly installments and is due by January 11, 2011. The Borrower has pledged their interests as collateral to secure the term loan. SEI has entered into a guaranty and collateral agreement with the Borrower and the Agent. According to the terms and conditions of the guaranty agreement, SEI agreed to provide an unsecured guaranty to the lenders of all obligations to the Borrower under the credit agreement. LSV has entered into a guaranty and collateral agreement with the Borrower and the Agent. According to the terms and conditions of the guarantee, LSV has agreed to pay 51 percent of the distributable cash flow if payment has not been received in full from SEI Funds, Inc. within 30 days after delivery of it demand for payment.